EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings from continuing operations	$717,690	$306,203	$220,470	$236,701	$235,157
Add:
Minority Interest	3,457	5,243	4,875	4,959	5,508
Income Taxes	30,528	26,892	43,562	15,374	28,169
Interest expense	294,403	177,562	152,551	154,427	151,864

Earnings as adjusted	$1,046,078	$515,900	$421,458	$411,461	$420,698

Fixed charges:
Interest expense	$294,403	$177,562	$152,551	$154,427	$151,864
Capitalized interest	97,297	63,885	37,388	36,425	30,534

Total fixed charges	$391,700	$241,447	$189,939	$190,852	$182,398

Ratio of earnings as adjusted to fixed charges	2.7	2.1	2.2	2.2	2.3